Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Barrier Securities Based on a Basket of Four Underliers Due June-----, 2020

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Basket:	Basket Component	Weighting
	S&P 500® Index (ticker symbol: “SPX”)	40.00%
	iShares® MSCI EAFE ETF (ticker symbol: “EFA”)	30.00%
	S&P MidCap 400® Index (ticker symbol: “MID”)	20.00%
	Russell 2000® Index (ticker symbol: “RTY”)	10.00%
Pricing date:	May , 2018
Valuation date:	May , 2020
Maturity date:	June , 2020
Upside return amount:	$1,000 × the basket percent increase × the upside participation rate
Upside participation rate:	150.00%
Maximum return at maturity:	$240.00 (24.00% of the stated principal amount) per security
Barrier level:	75, 75.00% of the initial basket level
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪     If the final basket level is greater than the initial basket level: $1,000 + the upside return amount, subject to the maximum return at maturity

▪     If the final basket level is less than or equal to the initial basket level but greater than or equal to the barrier level: $1,000

▪     If the final basket level is less than the barrier level: $1,000 × the basket performance factor

If the final basket level is less than the barrier level, your payment at maturity will be less, and possibly significantly less, than $750.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of a significant loss on your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CUD6 / US17324CUD63

Key Definitions
Initial component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the pricing date
Final component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the valuation date
Basket percent increase:	The final basket level minus the initial basket level, divided by the initial basket level
Basket performance factor:	The final basket level divided by the initial basket level
Initial basket level:	100
Final basket level:	100 × [1 + (component return of SPX × 40.00%) + (component return of EFA × 30.00%) + (component return of MID × 20.00%) + (component return of RTY × 10.00%)]
Component return:	For each basket component: (final component value – initial component value) / initial component value

Hypothetical Total Return at Maturity
Hypothetical Return of the Basket(1)	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(2)
50.00%	$1,240.00	24.00%
30.00%	$1,240.00	24.00%
16.00%	$1,240.00	24.00%
15.00%	$1,225.00	22.50%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%	$1,000.00	0.00%
-25.01%	$749.99	-25.01%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1) Hypothetical return of the basket = hypothetical percentage change from initial basket level to final basket level

(2) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated April 16, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram

■ The Securities	■ The Basket

Selected Risk Considerations

•    You may lose some or all of your investment. If the final basket level is less than the barrier level, you will lose 1% of the stated principal amount of the securities for every 1% by which the final basket level is less than the initial basket level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    The securities do not pay interest.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity of 24.00%, which is equivalent to a maximum return at maturity of $240.00 per security.

•    Your payment at maturity depends on the closing levels or closing prices, as applicable, of the basket components on a single day.

•    Investing in the securities is not equivalent to investing in the basket components. You will not have voting rights, rights to receive any dividends or distributions or any other rights with respect to the basket components or the securities included in or held by the basket components.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The basket components may offset each other.

•    The S&P MidCap 400® Index will be subject to risks associated with mid-capitalization stocks.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The iShares® MSCI EAFE ETF is subject to risks associated with non-U.S. markets.

•    Fluctuations in exchange rates will affect the price of the iShares® MSCI EAFE ETF.

•    An investment in the securities is not a diversified investment.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com